Exhibit 4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Authorized Capital Stock

National Beverage Corp. is authorized to issue 201 million shares, consisting of 200 million shares of common stock, par value $.01 per share and 1 million shares of preferred stock, par value $1.00.

National Beverage Corp. common stock is registered under Section 12 of the Exchange Act.

Common Stock

Holders of National Beverage Corp. common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Upon satisfaction of National Beverage Corp.’s obligations to preferred stockholders, holders of National Beverage Corp.’s common stock may receive dividends when declared by the National Beverage Corp. board of directors. If National Beverage Corp. liquidates, dissolves, or winds-down its business, holders of National Beverage Corp. common stock will share equally in the assets remaining after National Beverage Corp. pays all of its creditors and satisfies all of its obligations to preferred stockholders. Holders of National Beverage Corp’s common stock have no conversion, preemptive, subscription or redemption rights. National Beverage Corp.’s common stock is traded on the NASDAQ Global Select Market under the symbol “FIZZ”. The registrar and transfer agent for the common stock is Computershare Shareowners Services.

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult: acquisition of us by means of tender offer; acquisition of control of us by means of proxy contest or otherwise removal of our incumbent officers and directors. These provisions are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

 Preferred Stock

The National Beverage Corp. board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can determine the number of shares in each series and the rights, preferences and limitations of each series, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences and the terms and conditions of the issuer.

National Beverage Corp. does not have any outstanding preferred stock.

Effects of Delaware Law, Our Certificate of Incorporation and By-laws

Some provisions of Delaware law and our Certificate of Incorporation and By-Laws could make the following more difficult: acquisition of us by means of tender offer; acquisition of control of us by means of proxy contest or otherwise removal of our incumbent officers and directors. These provisions are designed to discourage coercive takeover practices and inadequate takeover bids.

Our certificate of incorporation and by-laws contain the following provisions:

●	Our board of directors is divided into three classes serving staggered three-year terms, with one class elected each year at our annual meeting of shareholders;
●	Advance notice procedures for stockholders desiring to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
●	Our board of directors can, without approval of stockholders, issue one or more series of preferred stock as discussed above.